UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-CEN
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VIVUS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

900 E. HAMILTON AVENUE, SUITE 550
Address of Principal Executive Office (Street and Number)

CAMPBELL, CA 95008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VIVUS, Inc. (“VIVUS,” the “Company” or “we”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “June 2020 Form 10-Q”) in a timely manner and that it does not expect to be able to file the June 2020 Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”).

As reported in the Company’s Current Report on Form 8-K (the “July 7 Form 8-K”) filed with the SEC on July 7, 2020 (the “Petition Date”), VIVUS and all of its subsidiaries (together with VIVUS, the “Debtors”) filed voluntary petitions (collectively, the “Bankruptcy Petitions”) under chapter 11 (“Chapter 11”) of Title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors have filed a motion to have their Chapter 11 cases (collectively, the “Chapter 11 Cases”) jointly administered under the caption In re VIVUS, Inc., et al. Each Debtor will continue to operate its business and manage its properties as a “debtor in possession” under the jurisdiction of the Bankruptcy Court. Due to the considerable time and resources that management has had to devote to the Chapter 11 Cases and related obligations, and the effects of the filing of the Bankruptcy Petitions, entry into the Amended RSA (as defined below) and related activities, as further discussed below, the Company has been unable to complete the preparation of the June 2020 Form 10-Q.

As reported in the July 7 Form 8-K, on the Petition Date, the Company also filed the Joint Prepackaged Plan of Reorganization of the Debtors (as may be amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Plan”) and Disclosure Statement thereto. Among other things, the Plan contemplates a settlement with holders of existing equity interests in VIVUS as of the specified record date that satisfy certain conditions set forth in the Plan, pursuant to which such holders of VIVUS equity would receive a pro rata portion of $5 million and a non-transferable contractual contingent value right to earn an additional $2 per share if the Company meets certain financial milestones in 2021 and 2022. Under the Plan, all VIVUS equity interests will be cancelled and the holders thereof will neither receive nor retain any property on account thereof.

As reported in the July 7 Form 8-K, on July 6, 2020, the Debtors entered into an Amended and Restated Restructuring Support Agreement (the “Amended RSA”) with IEH Biopharma LLC (the “Supporting Noteholder”) as the sole holder of 100% of the outstanding principal amount of (i) the 4.50% Convertible Senior Note due 2020 (the “Convertible Note”) issued pursuant to that certain Indenture, dated as of May 21, 2013 by and among the Company, as the issuer, and Deutsche Bank Trust Company Americas, as trustee, and (ii) the secured notes (the “Secured Notes”) issued under that certain Indenture, dated as of June 8, 2018, by and among VIVUS, U.S. Bank National Association, as trustee and collateral agent, and the Supporting Noteholder. The Debtors completed solicitation of the Plan prior to filing voluntary petitions to commence Chapter 11 cases, and pursuant to the Amended RSA, the Supporting Noteholder voted its claims under the Convertible Note and Secured Notes to accept the Plan. The Amended RSA provides that, among other things, as of the effective date of the Plan, VIVUS will not be a SEC reporting company. VIVUS will continue its ongoing clinical and commercial operations as a wholly owned subsidiary of the Supporting Noteholder.

On July 17, 2020, trading in the Company’s securities — namely the Company’s common stock, $0.001 par value per share (“Common Stock”), and certain rights to purchase specified units of the Company’s Series A Participating Preferred Stock, $0.001 par value per share — on the Nasdaq Global Select Market of The Nasdaq Stock Market LLC (“Nasdaq”) was suspended. On August 10, 2020, Nasdaq filed a Form 25 with the SEC. The removal of the Company’s securities from listing and registration on Nasdaq will become effective ten days after such date. The Company’s Common Stock is currently quoted on the OTC Pink market.

The filing of the Bankruptcy Petitions, entry into the Amended RSA and related events may be deemed to be a recognized subsequent event (as such term is used in FASB Accounting Standards Codification Subtopic No. 855-10-25-1, Recognized Subsequent Events) existing at the balance sheet date, thereby requiring the Company to recognize the effects of such event in its financial statements.

Due to the considerable time and resources that management has had to devote to the Chapter 11 Cases and related obligations, and changes in the Company’s financial position resulting from the filing of the Bankruptcy Petitions, entry into the Amended RSA and other events, which would need to be reflected in the Company’s financial statements, the Company cannot, without unreasonable effort or expense, timely file the June 2020 Form 10-Q.  At this time, the Company does not expect to be able to file the June 2020 Form 10-Q within the five-day extension permitted by SEC rules, if at all.

As a debtor-in-possession under the Bankruptcy Code, the Company is required to file monthly operating reports with the Bankruptcy Court. The Company cautions that these reports include financial statements that are limited in scope, cover a limited time period, are filed solely for the purpose of complying with requirements applicable in the Chapter 11 Cases and are in a format acceptable to the U.S. Trustee, and are not prepared in accordance with U.S. generally accepted accounting principles. Investors and potential investors should not place undue reliance upon the information contained in such monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases.

The foregoing description of the Plan and the Disclosure Statement thereto and the Amended RSA are qualified in their entirety by reference to the full text of each of the Plan, the Disclosure Statement, Amendment No. 1 to the Disclosure Statement and the Amended RSA, which are attached as Exhibits 99.1, 99.2, 99.3, and 10.1, respectively, to the July 7 Form 8-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark Oki	650	934-5268
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VIVUS, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2020	By	/s/ Mark Oki
Mark Oki, Senior Vice President, Chief Financial Officer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).